As filed with the Securities and Exchange Commission on December 8, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SEMPRA ENERGY

(Exact name of registrant as specified in its charter)

California	33-0732627
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Ash Street

San Diego, California 92101

(619) 696-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

AMENDED AND RESTATED SEMPRA ENERGY DEFERRED COMPENSATION AND

EXCESS SAVINGS PLAN

SEMPRA ENERGY 2005 DEFERRED COMPENSATION PLAN

(Full title of Plans)

Copy to:

GARY W. KYLE Chief Corporate Counsel Sempra Energy 101 Ash Street San Diego, California 92101 (619) 696-2000	BARRY CLARKSON, ESQ. REGINA M. SCHLATTER, ESQ. Latham & Watkins 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 (714) 540-1235

(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Deferred Compensation Obligations under the Amended and Restated Sempra Energy Deferred Compensation and Excess Savings Plan (“Plan”) (1)	$125,000,000	100%	$125,000,000	$15,838.00
Common Stock, without par value, under the Plan (3)	500,000 shares	$35.97	$17,985,000	$2279.00
Deferred Compensation Obligations under the Sempra Energy 2005 Deferred Compensation Plan (“2005 Plan”)(1)	$100,000,000	100%	$100,000,000	$12,670.00
Common Stock, without par value, under the 2005 Plan (3)	500,000 shares	$35.97	$17,985,000	$2279.00
Total:				$33,066.00

(1)	The unsecured deferred compensation obligations to which this Registration Statement relates (the “Deferred Compensation Obligations”) arise under the Plan and the 2005 Plan (collectively, the “Plans”) and are unsecured obligations of the registrant to pay deferred compensation in the future pursuant to compensation deferral elections made by participants in accordance with the terms of the Plans.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended. As to Common Stock, based on the average of the high and low sales price of the Common Stock ($35.97), as reported on the New York Stock Exchange on December 3, 2004, pursuant to rule 457(c).

(3)	Shares of the Company’s Common Stock are not issuable under the Plans. Represents deemed investments of participants in phantom shares of the Company’s Common Stock under the Plans. In the event of a stock split, stock dividend, or similar transaction involving the Company’s Common Stock, the number of shares registered hereby shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

PART I

The information called for in Part I of Form S-8 is not being prepared with or included in this Form S-8 (by incorporation by reference or otherwise) in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

PART II

Item 3.	Incorporation of Documents by Reference

The following documents filed with the Commission by the Company, are incorporated as of their respective dates in this Registration Statement by reference:

A.	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on February 25, 2004 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

B.	The Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004, and September 30, 2004, filed with the Commission on April 29, 2004, August 5, 2004, and November 4, 2004 pursuant to Section 13 of the Exchange Act;

C.	The Company’s Current Reports on Form 8-K, filed with the Commission on May 20, 2004, September 30, 2004, October 27, 2004, November 5, 2004, November 17, 2004, December 3, 2004, and December 7, 2004; and

D.	The description of the Company’s Common Stock and Preferred Stock Purchase Rights contained in the Company’s Registration Statement on Form 8-A (Reg. No. 001-14201) filed with the Commission on June 5, 1998, including any subsequently filed amendments and reports updating such description.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold are incorporated by reference in this Registration Statement and are a part hereof from the date of filing such documents. A report furnished on Form 8-K shall not be incorporated by reference into this Registration Statement. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities

The 2005 Plan is intended to serve as the successor to the Plan and is substantially similar in nature; provided, however, that the 2005 Plan has been designed to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and to facilitate ease of administration. Accordingly, the Plans operate in a similar manner. The following description of the deferred compensation obligations of the Company under each of the Plans, however, is qualified by reference to the Plan or the 2005 Plan, as appropriate. Capitalized terms used in this Item 4 and not otherwise defined in this Registration Statement shall have the respective meanings attributed to such terms in the Plan or the 2005 Plan, as appropriate.

The deferred compensation obligations incurred by the Company under the Plans are unsecured general obligations of the Company, and will rank equally with other unsecured and unsubordinated indebtedness of the Company, from time to time outstanding, payable from the general assets of the Company. Because the Company has subsidiaries, the right of the Company, and hence the right of creditors of the Company (including Participants in the Plans), to participate in a distribution of the assets of a subsidiary upon its liquidation or reorganization or otherwise, necessarily is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor may be recognized.

Under each of the Plans, the Compensation Committee (the “Committee”) of the Company’s Board of Directors may provide one or more Eligible Individuals with the opportunity to elect to defer a portion of the compensation otherwise payable to such individual consistent with the terms of the Plan or 2005 Plan, as applicable. There are two programs operated under the Plan (i.e., the Excess Savings Program and the Deferred Compensation Program), while there is only a Deferred Compensation Program operated under the 2005 Plan. Under the Excess Savings Program, the portion of the Participant’s compensation that is deferred depends on the Participant’s election in effect at the beginning of the Plan Year with respect to his or her elective contributions under the Company’s 401(k) Plan. To the extent the percentage of Compensation the Participant elects to have contributed under the 401(k) Plan would, when applied to the Participant’s Compensation for the Plan Year, result in a contribution in excess of the maximum contribution permitted under Section 415, 402(g) or 401(a)17 of the Code, the excess is deferred under the Plan. Under the Deferred Compensation Program under each of the Plans, Participants may defer a specified percentage (ranging from 6% to 100% under the 2005 Plan, and 5% to 50% for Managers and 10% to 100% for Executive Officers under the Plan) of their base salary and/or bonus. Participants who are Executive Officers may in certain circumstances also defer stock option exercise gains, restricted stock unit gains, SERP lump sum benefits and severance benefits. Participants who are Directors may defer 10% to 100% of their retainer payments and/or meeting and other fees under the Plans. Amounts deferred under the Plans at the election of the Participants are referred to as “Elective Deferrals.”

The amounts deferred under the Plans represent an obligation of the Company to make payments to the Participant at some time in the future. The amount that the Company is required to pay under the terms of the Plans is equal to the Elective Deferrals made by the Participant, as adjusted for hypothetical gains or losses attributable to the deemed investment of such Elective Deferrals as chosen by the Participants from among designated hypothetical investment alternatives, all of which is reflected in the Participant’s Accounts (bookkeeping accounts maintained by the Company for each of the Participants). In addition, the Company may make matching contribution using the guidelines offered under the 401(k) Plan. Generally, the maximum Company matching contribution is 50% of a Participant’s Elective Deferrals based on a maximum deferral of 6% of compensation under the 401(k) Plan and the Plans per Plan Year. All Company matching contributions are credited in phantom shares of Company common stock.

Effective as of January 1, 2005, Elective Deferrals and Company matching contributions will only be made in the 2005 Plan with respect to amounts earned on or after January 1, 2005. Amounts credited to Participant accounts under the Plan are not expected to be rolled over into the 2005 Plan. Participants in the Plan will continue to be able to change their investment alternatives for the amounts credited under the Plan. Distributions under the Plan will be made in accordance with the terms of the Plan.

Generally, the hypothetical investment alternatives available under the Excess Savings Program of the Plan are identical with the investment alternatives available for participant-directed investment in the 401(k) Plan, including phantom shares of Company common stock but excluding one fund that is not available under the Plans (the “401(k) Type Investments”). The hypothetical investment alternatives available under the Deferred Compensation Program of the Plan are based on whether the Participant is an Executive Officer, Director or Manager. Managers are limited to a hypothetical investment with a deemed rate of return equal to the Moody’s Corporate Bond Yield Average - Monthly Average Corporates plus the greater of (i) ten percent of the Moody’s Corporate Bond Yield Average - Monthly Average Corporates or (ii) one percent (the “Moody’s Plus Rate”). Executive Officers and Directors may select from the 401(k) Type Investments and the Moody’s Plus Rate. Although the 2005 Plan permits the Committee to limit the Managers’ investment alternatives to the Moody’s Plus Rate, the Committee is expected to offer under the 2005 Plan the 401(k) Type Investments plus the Moody’s Plus Rate for all Participants. The hypothetical investments for Participants’ Accounts may be varied from time to time at the discretion of the Board of Directors or the Committee (which may he appointed by the Board of Directors to act as administrator for the Plans).

While Participants under the Plan are not permitted to diversify the Company’s matching contributions in phantom shares of Company common stock to any other available investment alternative, Participants under the 2005 Plan may elect to have the Company matching contributions in phantom shares of Company common stock treated as liquidated and re-invested in any of the other available investment alternatives. Under both Plans, Participants may elect to have their Elective Deferrals that are invested in phantom shares of Company common stock treated as liquidated and re-invested in any of the other available investment alternatives, or to have their Elective Deferrals that are invested in any of the other available investment alternatives treated as transferred to and re-invested in phantom shares of the Company’s common stock.

All Participants are immediately vested in all Elective Deferrals and all Company matching contributions (and all income and gain attributable thereto) made to their Accounts.

The amounts payable to Participants under each of the Plans are distributed in accordance with the distribution provisions of the Plan or 2005 Plan, as applicable. Distributions generally begin following a Participant’s cessation of service; however, distributions under the 2005 Plan to “key employees” (as defined in Section 416(i) of the Code) generally will not begin until a date which is at least six months after such Participant’s termination of employment. Distributions are generally payable in annual installments of cash over a ten-year period, or, pursuant to an advance election by the Participant, in annual installments of cash over a five-year or fifteen-year period or in a single lump sum. Amounts retained in the Participant’s Account during such payout period continue to earn hypothetical gains and are subject to hypothetical losses. In-Service Distributions may only be made under the Plans in a single lump sum cash payment pursuant to an advance election. In-Service Distributions under the Plan may also be made as soon as possible following the Participant’s election, subject to a 10% penalty permanently forfeited from the Participant’s Accounts. Participants are also entitled to certain hardship distributions under the Plans.

The Company reserves the right to amend or partially or completely terminate the Plans, provided that such amendment or termination does not result in any reduction of a Participant’s vested account balance, including previous earnings or losses, as of the date of such amendment or termination. Notwithstanding the foregoing, the Company has the right to take such action under the 2005 Plan, including amending or terminating the 2005 Plan, or distributing amounts deferred under the 2005 Plan, to the extent the Company determines such action is advisable to comply with the requirements of Section 409A of the Code. Any such action may adversely affect the rights of a Participant without his or her consent.

Item 5.	Interests of Named Experts and Counsel

Not applicable.

Item 6.	Indemnification of Directors and Officers

Section 317 of the Corporations Code of the State of California permits a corporation to provide indemnification to its directors and officers under certain circumstances. The registrant’s Amended and Restated Articles of Incorporation and its Amended and Restated Bylaws eliminate the liability of directors for monetary damages to the fullest extent permissible under California law and provide that indemnification for liability for monetary damages incurred by directors, officers and other agents of the registrant shall be allowed, subject to certain limitations, in excess of the indemnification otherwise permissible under California law. In addition, the registrant has indemnification agreements with each of its officers and directors that provide for indemnification for monetary damages to the fullest extent permissible under California law. The registrant maintains liability insurance and is also insured against loss for which it may be required or permitted by law to indemnify its directors and officers for their related acts.

The directors and officers of the registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by the registrant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Exemption from Registration Claimed

Not applicable.

Item 8.	Exhibits

See Index to Exhibits on page 7.

Item 9.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 7th day of December, 2004.

Sempra Energy, a California corporation

By:	/s/ Stephen L. Baum
Stephen L. Baum
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes and appoints Stephen L. Baum, M. Javade Chaudhri and Neal E. Schmale, and each of them, as attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments, including post-effective amendments, to this Registration Statement and other documents in connection therewith, with the Commission, granting to said attorneys-in-fact and agents full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on December 7, 2004.

Signature	Title

/s/ Stephen L. Baum Stephen L. Baum	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Donald E. Felsinger Donald E. Felsinger	Chief Operating Officer, President and (Director)

/s/ Neal E. Schmale Neal E. Schmale	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)

/s/ Frank H. Ault Frank H. Ault	Senior Vice President and Controller (Principal Accounting Officer)

/s/ Hyla H. Bertea Hyla H. Bertea	Director

/s/ James G. Brocksmith, Jr. James G. Brocksmith, Jr.	Director

/s/ Herbert L. Carter Herbert L. Carter	Director

Signature	Title

/s/ Richard A. Collato Richard A. Collato	Director

Denise K. Fletcher	Director

/s/ Wilford D. Godbold, Jr. Wilford D. Godbold, Jr.	Director

/s/ William D. Jones William D. Jones	Director

/s/ Richard G. Newman Richard G. Newman	Director

/s/ William G. Ouchi William G. Ouchi	Director

/s/ William C. Rusnack William C. Rusnack	Director

/s/ William P. Rutledge William P. Rutledge	Director

INDEX TO EXHIBITS

EXHIBIT

5.1	Opinion of Gary W. Kyle

23.1	Consent of Gary W. Kyle (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Powers of Attorney (included on signature page to this Registration Statement)

99.1[1]	Amended and Restated Sempra Energy Deferred Compensation and Excess Savings Plan

99.2[2]	Sempra Energy 2005 Deferred Compensation Plan

[1]	Exhibit 99.1 is incorporated herein by reference to Exhibit 10.3 of the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Commission on November 8, 2002, or as subsequently amended.

[2]	Exhibit 99.2 is incorporated herein by reference to Exhibit 10.1 of the registrant’s Current Report on Form 8-K filed with the Commission on December 7, 2004, or as subsequently amended.